

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 20, 2007

<u>VIA U.S. MAIL AND FAX (805) 683-9496</u>
Mr. William J. Buchanan
Controller (Principal Financial Officer)
Superconductor Technologies Inc.
460 Ward Drive
Santa Barbara, CA 93111-2356

      Re: **Superconductor Technologies**
               Form 10-K for Fiscal Year Ended December 31, 2005
               Filed March 8, 2006
               Form 10-Q for the Quarter Ended September 30, 2006
               Filed November 9, 2006
               File No. 0-21074

Dear Mr. Buchanan:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                     Sincerely,

                     /s/ Larry Spirgel
                     Assistant Director